Exhibit (h)(6)
ANTI-MONEY LAUNDERING AMENDMENT
     This ANTI-MONEY LAUNDERING AMENDMENT (this “Amendment”) amends as of the 29th day of August, 2002 (the “Effective Date”), the Transfer Agency and Administrative Services Agreement, dated as of March 1, 1999, between The Vantagepoint Funds, a Delaware Business Trust (the “Fund”) and Vantagepoint Transfer Agents, LLC, a Delaware limited liability company (the “Transfer Agent”) (the “Agreement”).
     WHEREAS, Transfer Agent provides certain transfer agency, dividend disbursing and shareholder services to the Fund pursuant to the Agreement;
     WHEREAS, Transfer Agent maintains certain information regarding the identity of investors for the Fund;
     WHEREAS, Transfer Agent has implemented various anti-money laundering (“AML”) procedures as described below, which Transfer Agent has found to be reasonable, and the Fund desires to delegate the implementation and operation of certain aspects of its AML Policy and Procedures (“Fund AML Policy”) to Transfer Agent, as permitted by the USA PATRIOT Act and the regulations thereunder (collectively, the “PATRIOT Act”).
     WHEREAS, the Fund and Transfer Agent desire to amend the Agreement to reflect such services explicitly;
     NOW THEREFORE, the Fund and Transfer Agent hereby agree that, as of the Effective Date, the Agreement shall be amended by adding the following new provision:
1.	Anti-Money Laundering.

To the extent the other provisions of the Agreement require Transfer Agent to establish, maintain and monitor accounts of investors in the Fund, the Fund hereby delegates to Transfer Agent the responsibility for the implementation and operation of the Fund AML Policy and Transfer Agent accepts such delegation and shall perform all reasonable actions necessary to help the Fund be in compliance with United States federal AML laws applicable to investor activity, including the Bank Secrecy Act and the PATRIOT Act, as described hereinafter.

In this regard, Transfer Agent shall: (a) establish and implement written internal policies, procedures and controls reasonably designed to prevent the Fund from being used to launder money or finance terrorist activities; (b) provide for independent testing, by an employee who is not responsible for the operation of Transfer Agent’s AML program or by an outside party, for compliance with Transfer Agent’s established policies and procedures; (c) designate a person or persons responsible for implementing and monitoring the operation and internal controls of Transfer Agent’s AML program; and (d) provide ongoing training of Transfer Agent personnel relating to the prevention of money-laundering activities. Upon the reasonable request of the Fund, Transfer Agent shall provide to the Fund’s AML Compliance Officer (the “Fund CO”): (x) a copy of Transfer Agent’s written AML policies and procedures (it being understood such information is to be considered confidential and treated as such and afforded all protections provided to confidential information under this Agreement); (y) a report or make a presentation to the Fund CO periodically summarizing the Transfer Agent’s compliance with the Fund AML Policy as well as its own AML program, any reports filed during the year and any compliance problems encountered during the year; and (z) a summary of the AML training provided for appropriate personnel.

Transfer Agent shall also: (i) collect and maintain investor information, verify the identity of investors and check investor identities against all government lists of known or suspected terrorists and terrorist organizations in compliance with the procedures set forth in the Fund AML Policy and the PATRIOT Act; (ii) provide notice of the Fund’s customer identification procedures to prospective investors in the manner permitted by the PATRIOT Act before an account is opened; (iii) maintain records of the information collected and methods used to verify investor identity in compliance with the PATRIOT Act; (iv) monitor investor accounts for suspicious activity to the extent required by AML laws or the PATRIOT Act; and (v) make any required regulatory filings on behalf of the Fund including, but not limited to, Form 8300s and suspicious activity reports (to the extent required by AML laws) and promptly provide a copy of all such reports filed to the Fund CO.

To the extent that a Fund regulator wishes to examine Transfer Agent regarding its services hereunder, Transfer Agent shall cooperate with and permit examinations of its records and personnel by such regulator, coordinating any such response with the Fund CO. Transfer Agent also agrees to make available to examiners from such regulatory agencies any information and records relating to the Fund AML Policy.

The Transfer Agent also agrees to promptly notify the Fund if circumstances change which would prevent it from performing the functions described in this Amendment.
2. General. This Amendment contains the entire understanding between the parties with respect to the services contemplated hereby. Except as expressly set forth herein, the Agreement shall remain unaffected hereby.
     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers, as of the day and year first above written.
THE VANTAGEPOINT FUNDS

By:	/s/ Angela Montez
Name: Angela Montez
Title: Secretary
VANTAGEPOINT TRANSFER AGENTS, LLC

By:	/s/ Kathryn McGrath
Name: Kathryn McGrath
Title: Secretary